KongZhong Corporation and the NBA Launch the Official NBA Chinese Mobile Website

NBA fans in China can stay connected to the NBA anywhere, anytime

Beijing, China, September 14, 2007 - KongZhong Corporation (Nasdaq: KONG) and the National Basketball Association (“NBA”) jointly announced today a multi-year cooperation agreement and launched the official NBA Chinese mobile website, the first-ever official NBA site on mobile phones. Yunfan Zhou, Chairman and CEO of KongZhong Corporation, Mark Fischer, Managing Director of NBA China, and NBA All-Star Yao Ming attended the announcement press conference.

Under the agreement, KongZhong will operate the official NBA Chinese mobile website, which users can visit on their mobile phones by directly inputting CN.NBA.COM. The mobile website will broadcast live selected NBA games in their entirety and provide video clips of NBA game highlights, the latest news, scores, game and player updates, player interviews, blogs, TV schedules, wallpaper, ring tones, and more. KongZhong can also develop and market NBA-related wireless value-added products. KongZhong expects to generate mobile advertising revenues and wireless value-added revenues, as well as to increase the popularity of Kong.net.

Basketball is one of the most popular sports in China, enjoying a mass following with more than 300 million participants, according to the China Sports Ministry, among whom the NBA enjoys increasing popularity with Chinese basketball players Yao Ming, Wang Zhizhi, Mengke Bateer and Yi Jianlian entering the NBA. In 2003, the NBA launched its official Chinese Internet site. In view of over 500 million mobile phone users in China, the NBA and KongZhong today launched the official Chinese mobile website to provide the users with new ways to participate and enjoy NBA games and a convenient and direct way to receive its most up-to-date information wherever and whenever they want.

Yunfan Zhou said, “This cooperation symbolizes the rapid growth and the significant influence of wireless Internet as the next-generation media. CN.NBA.COM will instantly bring NBA games and updates and create a virtual community for NBA fans. KongZhong will continue to work closely with the NBA to bring more exciting contents to all the users.”

Mark Fischer said, “This partnership with KongZhong provides our fans in China with yet another way to enjoy the NBA. We are thrilled to launch the NBA mobile website in China.”

Yao Ming commented, “This first-ever official NBA site on mobile phones will give fans in China access to the NBA anywhere, anytime.”

About the NBA
The NBA, founded in 1946, is a global sports and entertainment brand that features 30 teams in the United States and Canada. During the 2006-07 season, the NBA distributed 45,000 hours of programming to 215 countries and territories in 41 languages. The league’s worldwide reach can also be seen with 85 international players on NBA rosters. The NBA’s relationship with Chinese basketball dates back to 1979 when the Washington Bullets (now Wizards) traveled to China to play two exhibition games against the Chinese National Team. Since then, the NBA has opened four offices in greater China, built relationships with 51 Chinese telecasters and organized dozens of grassroots events.

About KongZhong

KongZhong Corporation is one of China’s leading providers of wireless value-added services and a wireless media company providing news, content, community and mobile advertising services through its wireless Internet sites. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates two wireless Internet sites, Kong.net and Ko.cn, which enable users to access media, entertainment and community content directly from their mobile phones.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding the development, launch, promotion, pricing and functionality of the Official NBA Chinese Mobile Website, “CN.NBA.COM”, the development of KongZhong’s relationship with the NBA and the impact of that relationship on the level of traffic to the Kong.net wireless Internet portal, as well as on KongZhong’s brand awareness, financial condition, results of operations and business development in general. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, competitive pressure in China’s wireless value-added services, wireless Internet and mobile advertising markets and the effect of such pressure on prices; changes in technology, consumer demand and usage preferences in these markets; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the networks and billing systems of the telecommunications operators for our performance; changes in the regulations or policies of the Ministry of Information Industry or other relevant government authorities or the telecommunications operators; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements contained in this press release, which apply only as of the date of this press release.

NBA Contacts

Amanda LIU  NBA China   Tel: (86)10 6530 9293 #9058 E-mail: aliu@nba.com

Phebe LOO  NBA China  Tel: (86)10 6530 9293 #9029 E-mail: ploo@nba.com

KongZhong Contacts

Investor Contact:

Sam SUN  Chief Financial Officer Tel: (86)10 8857 6000  E-mail: ir@kongzhong.com

Media Contact:

Xiaohu WANG  Manager   Tel: (86)10 8857 6000  E-mail: xiaohu@kongzhong.com